9/21/15

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
16 REGISTRATIONS BRANCH

SECURIT 15026403 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49297

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **M BARC INVESTMENT GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8875 HIDDEN RIVER PARKWAY, SUITE 300
(No. and Street)

TAMPA	FLORIDA	33637
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL R. BARCLAY (813) 293-4111
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

5/21/15

OATH OR AFFIRMATION

I, MICHAEL R. BARCLAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or M BARC INVESTMENT GROUP, INC., as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Brooke Roberts
My Commission EE088575
Expires 05/15/2015

[signature]
Signature

PRESIDENT
Title

[signature]
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M BARC INVESTMENT GROUP INC

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Directors
M Barc Investment Group, Inc.

We have audited the accompanying statement of financial condition of M Barc Investment Group, Inc. as of December 31, 2014, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of M Barc Investment Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Barc Investment Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of M Barc Investment Group, Inc.'s financial statements. The information contained in Schedules I, II and III are the responsibility of M Barc Investment Group, Inc.'s management. Our audit procedures included determining whether Schedules I, ii and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether Schedules I, II and III, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company PA

Ohab and Company, PA
Maitland, Florida
March 2, 2015

M Barc Investment Group Inc

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash	$ 23,487	
Prepaid Expenses	4,194	
Total Assets		27,681
Liabilities and Stockholder Equity		
Liabilities		
Accounts payable and accrued expenses	9,735	
Total Liabilities		$ 9,735
Stockholder Equity		
Common stock		
- 2000 Shares authorized , No Par Value		
-1500 Shares issued and outstanding		1,500
Additional Paid in Capital		47,153
Retained (Deficit)		(30,707)
Total Stockholder Equity		17,946
Total Liabilities and Stockholder Equity		$ 27,681

The accompanying notes are an integral part of these financial statements.

M Barc Investment Group Inc

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Private Placement Fees & Commissions	$ 144,141	
Total Revenues		144,141
Expenses		
Compensation & benefits	70,000	
Consulting	42,137	
Management Expense	13,000	
Rent	10,080	
Regulatory & License	6,527	
Deal Development	5,169	
Office	1,293	
Professional Fees	2,691	
IT Expense	1,023	
Other	2,317	
Total Expenses		154,237
Net Income (Loss)		$ (10,096)

The accompanying notes are an integral part of these financial statements.

M Barc Investment Group Inc

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance - January 1 2014	$	8,598
Distributions to Shareholder		(7,706)
Contributions from Shareholder		27,150
Net income (Loss)		(10,096)
Balance - December 31, 2014	$	17,946

The accompanying notes are an integral part of these financial statements.

M Barc Investment Group Inc

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities			
Net income (loss)		$	(10,096)
Adjustments to reconcile net income (loss) to net cash used by operating activities:			
Decrease in Account Receivables	1,282		
Increase in Prepaid Expenses	(4,194)		
Accounts payable and accrued expenses	9,735		
Total Adjustments			6,823
Net Cash Used by Operating Activities			(3,273)
Cash Provided by Financing Activities			
Distributions to Shareholder			(7,706)
Contributions from Shareholder			27,150
Net Cash Provided by Financing Activities			19,444
Net Increase in Cash			16,171
Cash - January 1, 2014			7,316
Cash - December 31, 2014		$	23,487

The accompanying notes are an integral part of these financial statements.

M Barc Investment Group Inc

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 - NATURE OF BUSINESS

M Barc Investment Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc. and then changed its name to Wildwood Securities, and subsequently changed the name to M Barc Investment Group, Inc.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and performs limited investment banking services.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

In 2009, FINRA permitted the Company to change its SEC Rule 15c3-3 exemption provision to (k)(2)(i). In 2010, the Company acted on this allowance by terminating it's clearing relationship with RBC Dain and establishing a 'Special Reserve Bank Account for the Exclusive Benefit of its Customers' with Bank America. This account is used for investment banking activity. The Company does not conduct retail brokerage business.

On January 29, 2014, all the outstanding common shares of the Company were sold to a third party. Under the terms of the sale agreement, the purchaser assumed control and management of the Company at the sale date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of M Barc Investment Group, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

<u>Commissions</u>
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Investment Advisory Fees

Investment advisory fees are billed and recognized as earned as services are performed.

Income Taxes

At December 31, 2014, the Company had approximately $34,902 of tax loss carry forwards for which no benefit has been reported in the financial statements because those benefits may not be realized. A 100% valuation allowance has been provided. M Barc is only allowed 14290 of this allowable loss because of the change in ownership. The company's income tax returns are subject to the examination by the tax authorities for a period of three years from the date they are filed. As of December 31, 2014, the tax returns for the years 2011, 2012, and 2013 are subject to examination.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK

The Company maintains checking accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. As of December 31, 2014 the company had no uninsured balance.

NOTE 4 – NOTES PAYABLE

The Company does not have any notes payable.

NOTE 5 - FAIR VALUE

The Company's financial instruments approximate fair value.

NOTE 5 – COMMITMENTS & CONTINGENCIES

M Barc Investment Group does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threat or other circumstances that my lead to the assertion of a claim at a future date.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $13,752, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.708 to 1. The Company had accrued liabilities of $9,735 at December 31, 2014.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company had transactions with a corporation owned by the same stockholder. An agreement was effective for part of the year wherein the Company paid a total of $4,500 for rent and $13,000 for management services to the related party. The agreement ended in September 2014 wherein the Company commenced a month to month lease in the amount of $950 plus expenses

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 2, 2015, the date that the financial statements were available to be issued, and as determined that the Company had no events occurring subsequent to December 31, 2014 requiring disclosure.

SCHEDULE I

M Barc Investment Group Inc

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Net Capital			
Total Stockholder Equity		$	17,946
Deductions and Charges			
Non-allowable assets:			4,194
Total Deductions and Charges			4,194
Net Capital			13,752
Aggregate Indebtedness (A.I.)			
Accounts payable and accrued expenses	9,735		
Total Aggregate Indebtedness			9,735
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total A.I.)			649
(b) Minimum net capital required of broker dealer			5,000
Net Capital Requirement (Greater of (a) or (b))			5,000
Excess Net Capital		$	8,752
Ratio of A.I. to Net Capital			0.708

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

SCHEDULE II

M Barc Investment Group Inc

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SCHEDULE III

M Barc Investment Group Inc

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
M Barc Investment Group, Inc.

We have reviewed management's statements, included in the accompanying M Barc Investment Group, Inc. Exemption Report, in which (1) M Barc Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M Barc Investment Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) M Barc Investment Group, Inc. stated that M Barc Investment Group, Inc. met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. M Barc Investment Group, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Barc Investment Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 2, 2015

January 31, 2015

Ohab & Co.
100 East Sybelia Avenue
Suite 130
Maitland, Florida 32751

To Whom It May Concern:

M Barc Investment Group, Inc. claims an exemption from the provisions of SEC Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i). We have met the requirements of that exemption continuously between June 1, 2014 and December 31, 2014.

Should you have any questions or concerns relative to the foregoing, please do not hesitate to contact me at (813) 293-4111.

Sincerely,

Michael R. Barclay, President
M Barc Investment Group, Inc.